EXHIBIT 99.1

TD Announces Dividend Rates on Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares, Series 1 (NVCC) and Non-Cumulative Floating Rate Class A First Preferred Shares Series 2 (NVCC)

TORONTO – October 1, 2024 - The Toronto-Dominion Bank (“TD”) announced today the applicable dividend rates for its Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares, Series 1 (Non-Viability Contingent Capital (NVCC)) (the “Series 1 Shares”) and Non-Cumulative Floating Rate Class A First Preferred Shares, Series 2 (NVCC) (the “Series 2 Shares”).

With respect to any Series 1 Shares that remain outstanding after October 31, 2024, holders of the Series 1 Shares will be entitled to receive quarterly fixed non-cumulative preferential cash dividends, as and when declared by the Board of Directors of TD, subject to the provisions of the Bank Act (Canada). The dividend rate for the 5-year period from and including October 31, 2024 to but excluding October 31, 2029 will be 4.97%, being equal to the 5-Year Government of Canada bond yield determined as at October 1, 2024 plus 2.24%, as determined in accordance with the terms of the Series 1 Shares.

With respect to any Series 2 Shares that may be issued on October 31, 2024, holders of the Series 2 Shares will be entitled to receive quarterly floating rate non-cumulative preferential cash dividends, calculated on the basis of the actual number of days elapsed in such quarterly period divided by 365, as and when declared by the Board of Directors of TD, subject to the provisions of the Bank Act (Canada). The dividend rate for the floating rate period from and including October 31, 2024 to but excluding January 31, 2025, will be 6.219%, being equal to the 3-month Government of Canada Treasury Bill yield determined as of October 1, 2024 plus 2.24%, as determined in accordance with the terms of the Series 2 Shares.

Beneficial owners of Series 1 Shares who wish to exercise their conversion right should communicate as soon as possible with their broker or other nominee to obtain instructions for exercising such right on or prior to the deadline for exercise, which is 5:00 p.m. (Toronto time) on October 16, 2024.

Inquiries should be directed to TD’s Registrar and Transfer Agent, TSX Trust Company at 1-800-387-0825 (or in Toronto 416-682-3860).

About TD Bank Group

TD and its subsidiaries are collectively known as TD Bank Group. TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world's leading online financial services firms, with more than 17 million active online and mobile customers. TD had CDN$1.97 trillion in assets on July 31, 2024. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information: For further information: Brooke Hales, Vice President, Investor Relations, 416-307-8647, Brooke.hales@td.com; Sarah McNeil, Corporate Communications, Sarah.McNeil@td.com.